August 6, 2009

Via EDGAR Transmission – Form RW

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flanders Corporation
(File No. 333-154827)
Form S-3, filed October 29, 2008

Ladies and Gentlemen:

Flanders Corporation (the “Company”), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-3, including all amendments and exhibits thereto (the “Registration Statement”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 28, 2008. The Registration Statement is being withdrawn in lieu of amending the Registration Statement. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The undersigned further represents he has the power to request this withdrawal pursuant to Rule 478(c).

If you have any questions regarding this request for withdrawal, please contact Michael T. Cronin, counsel for the Company, at (727) 461-1818, Extension 2126.

Sincerely,

/s/ John Oakley
John Oakley
Chief Financial Officer